EXHIBIT 11
NGTV
Statement re computation of per share earnings (loss)
(In Thousands, Except Per Share)

	Nine Months Ended
	September 30		Year Ended December 31
	2005	2004	2004	2003	2002
Loss:
Net loss	$(3,681)	$(6,729)	$(6,789)	$(3,972)	$(557)
Preferred stock repurchase and retirement in excess of the original purchase price	–	(627)	(627)	–	–

Net loss for basic and diluted calculation	$(3,681)	$(7,357)	$(7,416)	$(3,972)	$(557)

Shares*:
Average number of shares of common stock outstanding during the period	4,065	3,164	3,274	930	663

Basic and Diluted per share amounts:
Net loss	$(0.91)	$(2.13)	$(2.08)	$(4.27)	$(0.84)
Preferred stock repurchase and retirement in excess of the original purchase price	–	(0.20)	(0.19)	–	–

Net loss available to common shareholders	$(0.91)	$(2.33)	$(2.27)	$(4.27)	$(0.84)

*Potentially dilutive shares based on the assumed exercise of options, warrants, and common shares subject to redemption have been excluded from this calculation as their effect would be anti-dilutive for all periods presented.